Exhibit 99.1

Origin Agritech Announces Change in Chief Executive Officer

BEIJING--(BUSINESS WIRE)--September 14, 2011--Origin Agritech Limited (NASDAQ:SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds and agricultural products in China, today provided an update on its management team.

Mr. Liang Yuan, President, Chief Executive Officer (CEO), and Director has informed Origin of his intention to resign from his current position as President and Chief Executive Officer for personal reasons effective immediately. Dr. Gengchen Han, Chairman of Origin, will assume the role of acting CEO.

Mr. Yuan was a key founder of Origin from 1997 and took the title of President and CEO in December 2008. He most recently was responsible for overseeing company operations, including manufacturing and facilities, as well as sales and distribution channels.

Dr. Gengchen Han, Chairman of Origin Agritech, said “I sincerely regret Liang’s departure, however, I respect his decision, and remain most grateful for his service. Capitalizing on his strong leadership, entrepreneurial spirit and teamwork, Liang has played a critical role in growing the Origin franchise over the years. His industriousness and dedication have been recognized by every member of the Origin community and we all wish him the best of luck in his future endeavors. As Origin is moving from traditional hybrid seed business to high-entry-barrier biotech GMO, we will also take this opportunity to transition to a professional management team for future business operations.”

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically integrated agricultural biotechnology company specializing in research, development and production to supply food to the growing populations of China. Origin develops, grows, processes, and markets high-quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and it possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase Corn, was approved in November 2009 for which Origin possesses exclusive rights. For further information, please log on to www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Origin Agritech Limited
Interim Chief Financial Officer
Irving Kau, 949.878.8505 or 011.86.136.8108.0243
Irving.kau@originseed.com.cn
Grayling
or
Shiwei Yin, 646.284.9474
Shiwei.yin@grayling.com